
February 15, 2011

Via Facsimile (312.407.8522) and U.S. Mail

Rodd M. Schreiber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

      Re: **Playboy Enterprises, Inc.**
              Schedule 14D-9/A filed on February 11, 2011
              File No. 005-56499

              Schedule 13E-3/A filed on February 11, 2011
              File No. 005-56499

Dear Mr. Schreiber:

      We have reviewed the amended filings above and the related responses to our prior comments, and we have the following additional comments.

General

1.   We note your response to prior comment 2. Please note that pursuant to Instruction 1 to Exchange Act Rule 13e-3(e)(1), since the Rule 13e-3 transaction is also subject to Regulation 14D, the information required by Rule 13e-3(e)(1), which includes the requirement under Rule 13e-3(e)(1)(ii) that the information required by Items 7, 8 and 9 of Schedule 13E-3 be prominently disclosed in a "Special Factors" section in the front of the disclosure document, must be combined with the tender offer material sent or given to security holders. It does not appear that the material the Company sent to holders complied with this requirement. Please advise.

2.   We note the acknowledgment provided on behalf of the Company by Mr. Schreiber at the end of his response letter. Please provide a written statement signed by the Company containing such acknowledgments.

Certain Company Projections, page 12

3.   This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Given that these projections were prepared by management

Rodd M. Schreiber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
February 15, 2011
Page 2

   and provided to Purchaser in connection with its due diligence review, it does not appear
   such non-GAAP financial measures were provided pursuant to Item 1015 of Regulation
   M-A. Therefore, it does not appear that the Company can rely on the exemption
   provided by Rule 100(d) of Regulation G.

                              *   *   *   *

   Please direct any questions to me at (202) 551-3444. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code:
20549-3628.

                                          Sincerely,

                                          Perry Hindin
                                          Special Counsel
                                          Office of Mergers & Acquisitions